UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Partner Communications Company Ltd.

(Name of Issuer)

Ordinary Shares (par value New Israeli Shekel 0.01 per share)

(Title of Class of Securities)

70211M109

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

CUSIP No. 70211M109	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matav Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,668,370
	6	SHARED VOTING POWER - 0 - (see Item 4)
	7	SOLE DISPOSITIVE POWER 9,668,370
	8	SHARED DISPOSITIVE POWER - 0 - (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,668,370 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.29% (see Item 4)
12	TYPE OF REPORTING PERSON CO

Item 1(a). Name of Issuer

        This statement constitutes Amendment No. 3 to Schedule 13G (the “Schedule 13G”) filed with the Securities and Exchange Commission by Matav Investments Ltd. in connection with its respective ownership of the Ordinary Shares, par value NIS 0.01 per share, (the “Ordinary Shares”) of Partner Communications Company Ltd. (the “Issuer” or the “Company”), as previously amended by Amendments No 1 and 2, and amends and supplements the Schedule 13G as provided herein.

Item 1(b). Address of Issuer’s Principal Executive Offices:

        Item 1(b) of the Schedule 13G is amended to read in its entirety as follows:

        8 Amal Street, Afeq Industrial Park Rosh Ha’ayin, 48103, Israel

Item 2(a). Name of Person Filing:

        Items 2(a) through (e) of the Schedule 13G are amended to read in their entirety as follows:

        This Schedule is filed by Matav Investments Ltd. (“Matav”). Such party is referred to herein as the “Reporting Party.” Any disclosures made herein with respect to persons other than the Reporting Party are made upon information and belief.

        For Matav:

        Matav Investments is a wholly owned subsidiary of Matav-Cable Systems Media Ltd. (“Matav-Cable Systems”). Matav-Cable Systems is quoted on Nasdaq and listed on the Tel-Aviv Stock Exchange, and its issued share capital is held as follows: (i) 40.69% are held by Dankner Investments Ltd., (ii) 15.09% are held by Ma’ariv Modiin Publishing House Ltd., (iii) 12.04% are held by its directors (as a group), (iv) 6.35% are held by Bank Leumi Le-Israel Group, by funds and trust funds (v) 5.62% are held by Bank Hapoalim Group, by funds and trust funds and (vi) the remaining 20.86% of the issued share capital in Matav-Cable Systems are held by the public. Dankner Investments is a publicly held company, whose securities are registered and traded in the Tel-Aviv Stock Exchange, and is controlled by members of the Dankner and Gineo families (who hold, together, approximately 88.08% of the issued share capital of Dankner Investments Ltd.). Members of the Dankner and Gineo families are parties to a shareholders agreement with regard to Dankner Investments Ltd., concerning the voting of their respective shares Dankner Investments Ltd., in co-ordination with the other parties to the agreements. Each member of the Dankner and Gineo families who is a party to the shareholders’ agreement of Dankner Investments may be deemed beneficial owners of all of the shares of Matav-Cable Systems owned by Dankner Investments, but they disclaim beneficial ownership of such shares.

Item 2(b). Address of Principal Business Office or, if None, Residence:

        The principal business address of the entity referred to in this filing is as follows:

Matav:	42 Pinkas Street Netanya 42134, Israel

Item 2(c). Place of Organization:

Matav:	Israel

Item 2(d). Title of Class of Securities:

        Ordinary Shares par value NIS 0.01 per share (the “Ordinary Shares”).

Item 2(e). CUSIP Number:

        70211M109 (for American Depositary Shares Only)

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

        N/A

Item 4. Ownership

Item 4 of the Schedule 13G is amended to read in its entirety as follows:

For Matav:

(a)	Amount beneficially owned: 9,668,370 Ordinary Shares

(b)	Percent of class: approximately 5.29%

(c)	Subject to the provisions of the Relationship Agreement described below, Matav has the sole power to vote or direct the vote, and the sole power to dispose or the direct the disposition of all of the shares identified herein.

        The principal direct and indirect shareholders of the Company, including Hutchison Whampoa Limited, Elbit Limited, Eurocom Communications Limitedand Matav entered into a Relationship Agreement dated as of October 10, 1999 (the “Relationship Agreement”), as amended. The Relationship Agreement provides that Matav is entitled to appoint two directors to the Company’s board of directors. In addition, the Relationship Agreement contains certain provisions designated to limit the Company’s shareholders’ freedom to transfer the Company’s shares held by each of them, in order to ensure that the Company will comply with the license and permit granted to the Company by the Israeli Ministry of Communications as well as with the terms and conditions of the credit facility executed by the Company and several Banks.

Item 5. Ownership of Five Percent or Less of a Class

        N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        N/A

Item 8. Identification and Classification of Members of the Group

        N/A

Item 9. Notice of Dissolution of Group

        N/A

Item 10. Certification

        N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February __, 2004

MATAV INVESTMENTS LTD. BY: /S/ Meir Serbernik —————————————— Meir Serbernik Director

BY: /S/ Dori Dankner —————————————— Dori Dankner Director